FAEGRE DRINKER BIDDLE & REATH LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103-6996

(215) 988-2700 Phone

(215) 988-2757 Fax

April 5, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Mr. Kenneth Ellington, Staff Accountant

Office of Disclosure and Review

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:                       Copeland Trust Nos. 333-169806 and 811-22483

(the “Registrant”)

Dear Mr. Ellington:

This letter is in response to your comments provided via telephone on March 25, 2022, regarding the Registrant’s annual report to shareholders dated November 30, 2021 (the “Annual Report”) filed on Form N-CSR on February 8, 2022 and the Registrant’s annual report on Form N-CEN filed on February 11, 2022 (the “Form N-CEN”):

1.	Comment: In the Financial Highlights for the SMID Cap Dividend Growth Fund, please include the following footnote in future financial statements, with respect to the Class A shares: “Sales loads are not reflected in total return” in accordance with instruction 3(b) of Item 13 of Form N-1A.

Response: The Registrant will include the requested disclosure, with respect to the Class A shares of the SMID Cap Dividend Growth Fund, in future Financial Highlights included in the Registrant’s financial statements.

2.	Comment: The Staff notes that a significant ownership of the Funds’ shares by a small number of shareholders. Please explain how the risks associated with large shareholder concentration are addressed in the summary and statutory prospectuses.

Response:  The Registrant has added disclosure to the Registrant’s summary and statutory prospectuses dated March 30, 2022 related to the risks associated with large shareholder concentration.

3.	Comment: The Investment Adviser’s CRD number is missing from the Registrant’s report on Form N-CEN for the fiscal year ended November 30, 2021. Please ensure that this information is included in future Form N-CEN filings.

Response:   The Registrant will include the Investment Adviser’s CRD number in the Registrant’s future Form N-CEN filings.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Very truly yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara